Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES ï DEPOSITS ï CERTIFICATES

Principal Protected Notes	Principal Protected Notes Based Upon a Basket of Currencies Due 2011

Citigroup Funding Inc.
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
Medium-Term Notes, Series D

OFFERING SUMMARY
(Related to the Pricing Supplement No. 2009-MTNDD393 Subject to Completion, Dated May 5, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

May 5, 2009

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Principal Protected Notes
Based Upon a Basket of Currencies Due 2011

This offering summary contains a summary of the terms and conditions of the notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering for important additional information. Capitalized terms used in this summary are defined in the section “Preliminary Terms” below.

Overview of the Notes

The Principal Protected Notes Based Upon a Basket of Currencies (the “Notes”) are offered by Citigroup Funding Inc. and have a maturity of approximately 2 years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc. The Notes combine the investment characteristics of debt and currency investments and pay an amount at maturity that will depend on the percentage change in the value of a basket (the “Underlying Basket”) of four currency exchange rates: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese yuan (each a “Basket Currency”), each relative to the U.S. dollar (each a “Basket Currency Exchange Rate”). In the calculation of the return on the Underlying Basket, the return on each of the four currency exchange rates will be weighted 25%. Initially the Starting Value of the Underlying Basket will be set to 100. If the Ending Value is less than or equal to the Starting Value of the Underlying Basket, the payment you receive at maturity for each Note will equal $10. If the Ending Value is greater than the Starting Value, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In such case, the return on a Note will be approximately 100% to 110% (to be determined on the Pricing Date) of the return on an investment directly linked to the Underlying Basket because of the Participation Rate of approximately 100% to 110% (to be determined on the Pricing Date).

Some key characteristics of the Notes include:

■	Principal Protection. Your initial investment is 100% principal protected, subject to the credit risk of Citigroup Inc., if you hold your Notes to maturity. Notes sold in the secondary market prior to maturity are not principal protected. If you hold your Notes to maturity, you will receive at maturity an amount in cash equal to your initial investment plus the Basket Return Amount, which may be positive or zero, subject to the Participation Rate. If the Ending Value is greater than the Starting Value, the Basket Return Amount will be positive. In all other circumstances, the Basket Return Amount will be zero, and at maturity you will receive only your initial investment.

■	No Periodic Payments. The Notes will not pay any periodic interest or other periodic payments. Instead, the return on the Notes, if any, will be paid at maturity based upon the percentage change in the value of the Underlying Basket during the term of the Notes. The return on the Notes will vary depending on the performance of the Underlying Basket and may be lower than that of a conventional fixed-rate debt security. The return on the Notes may be zero.

■	Tax Treatment. The federal income tax treatment of the Notes differs from the tax treatment of traditional fixed-rate notes. The federal income tax treatment of the Notes will require U.S. investors to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis annually over the term of the Notes, although U.S. investors will receive no payments with respect to the Notes before maturity. Non-U.S. investors will generally not be subject to U.S. income or withholding tax, provided that certain certification requirements are met. See “Certain U.S. Federal Income Tax Considerations — United States Investors” in the pricing supplement related to this offering for further information.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

An investment in the Notes involves significant risks.  You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” in the pricing supplement related to this offering for a description of the risks.

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Types of Investors

The Notes are not a suitable investment for investors who require regular fixed-income payments since no interest payments or investment returns, if any, will be paid prior to the maturity of the Notes. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency basket-linked investments on a principal protected basis.

■	Investors who expect appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency basket-linked investment to their portfolio for diversification purposes.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.175 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.150 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.150 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

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Preliminary Terms

Issuer:	Citigroup Funding Inc.

Security:	Principal Protected Notes Based Upon a Basket of Currencies Due 2011.

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.

Rating of the Issuer’s Obligations:
As of May 5, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page.

Principal Protection:	100% if held on the Maturity Date, subject to the credit risk of Citigroup Inc.

Pricing Date:	May , 2009.

Issue Date:	Approximately three Business Days after the Pricing Date.

Valuation Date:	Approximately five Business Days before the Maturity Date.

Business Day:
“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in New York City are authorized or obligated by law or executive order to close.

Maturity Date:	Approximately 2 years after the Issue Date.

Issue Price:	$10 per Note.

Underlying Basket:
A currencies basket that is based on four currency exchange rates: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese yuan, each relative to the U.S. dollar. In the calculation of the return on the Underlying Basket, the return on each of the four currency exchange rates will be weighted 25%.

Currency Exchange Rate for the Brazilian Real:
The Brazilian real/U.S. dollar exchange rate (BRL/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Brazilian real, calculated by the Calculation Agent by dividing the number 1.00 by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” (Bid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Brazilian real/U.S. dollar exchange rate.

Currency Exchange Rate for the Russian Ruble:
The Russian ruble/U.S. dollar exchange rate (RUB/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Russian ruble, calculated by the Calculation Agent by dividing the number 1.00 by the U.S. dollar/Russian ruble exchange rate that is reported by Reuters on Page “EMTA”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Russian ruble/U.S. dollar exchange rate.

Currency Exchange Rate for the Indian Rupee:
The Indian rupee/U.S. dollar exchange rate (INR/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Indian rupee, calculated by the Calculation Agent by dividing the number 1.00 by the U.S. dollar/Indian rupee exchange rate that is reported by Reuters on Page “RBIB”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Indian rupee/U.S. dollar exchange rate.

Currency Exchange Rate for the Chinese Yuan:
The Chinese yuan/U.S. dollar exchange rate (CNY/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Chinese yuan, calculated by the Calculation Agent by dividing the number 1.00 by the U.S. dollar/Chinese yuan exchange rate that is reported by Reuters on Page “SAEC”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Chinese yuan/U.S. dollar exchange rate.

Basket Composition Ratio:	The Basket Composition Ratio for each of the Basket Currency Exchange Rates will equal 25.00 divided by each Basket Currency Exchange Rate on the Pricing Date.

Periodic Interest:	None.

Maturity Payment:	Initial investment plus a Basket Return Amount, which may be positive or zero.

Basket Return Amount:	For each $10 Note: $10 x Basket Return Percentage x Participation Rate (provided that the Basket Return Amount will not be less than zero).

Participation Rate:	100% to 110% (to be determined on the Pricing Date).

Basket Return Percentage:	Ending Value − Starting Value Starting Value

Starting Value:
Set to 100 on the Pricing Date, determined based on the sum of the products of each Basket Currency Exchange Rate and its corresponding Basket Composition Ratio on the Pricing Date, as determined by the Calculation Agent.

Ending Value:
The closing value of the Underlying Basket on the Valuation Date based on the sum of the products of each Basket Currency Exchange Rate and its corresponding Basket Composition Ratio on the Valuation Date.

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Listing:	The Notes will not be listed on any exchange.

Underwriting Discount:	1.75% (including the 1.50% Sales Commission defined below).

Sales Commission Earned:	$0.150 per Note for each Note sold by a Smith Barney Financial Advisor.

Sales Concession Granted:
Not to exceed $0.150 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.

Calculation Agent:	Citigroup Global Markets Inc.

CUSIP:

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Benefits of the Notes

■	Growth Potential. The Basket Return Amount, if any, payable at maturity is based on the Ending Value of the Underlying Basket, enables you to participate in the potential increase in the value of the Underlying Basket during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Preservation. If you hold your Notes to maturity, at maturity you will receive at least your initial investment, subject to the credit risk of Citigroup Inc., regardless of the Ending Value of the Underlying Basket.

■	Diversification Potential. The Notes are linked to the Underlying Basket and may allow you to diversify an existing portfolio mix of notes, stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks.  While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement and “Risk Factors” in the prospectus supplement related to this offering for a full description of risks.

■	The Return on Your Investment May Be Zero. The amount of your return at maturity will depend on the Ending Value of the Underlying Basket. If the Ending Value is equal to or less than the Starting Value, which will be set to 100, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes, even if the closing value of the Underlying Basket is greater than the Starting Value at one or more times during the term of the Notes or if the closing value of the Underlying Basket at maturity exceeds the Starting Value.

■	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield. The amount payable upon maturity of the Notes is linked to the Ending Value of the Underlying Basket. As a result, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity and the return on the Notes may be zero.

■	Reference to a Basket May Lower Your Return. Because the value of the Underlying Basket will be based on the sum of the equally weighted returns of each Basket Currency Exchange Rate, a significant increase in the value of one component of the Underlying Basket during the term of the Notes but not the other components may be substantially or entirely offset by a decrease in the value of the other components of the Underlying Basket during the term of the Notes. This may cause your return on the Notes, if any, to be less than the return on a similar instrument linked to just one or certain of the components of the Underlying Basket.

■	Foreign Currency Risk. Governments, including those of Brazil, the Russian Federation, India, China and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Basket Currencies or the U.S. dollar specifically, or any other currency.

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Secondary Market May Not Be Liquid. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	No Principal Protection Unless You Hold the Notes to Maturity. The market value of Notes in any secondary market may be below your initial investment due to, among other things, limited

Principal Protected Notes  ï  7

secondary market trading, changes in the value of the Underlying Basket, interest rates, the Basket Currencies and other economic conditions. Thus you could receive substantially less than your initial investment if you sell your Notes prior to maturity.

■	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in one or more of the Basket Currencies or in other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the Basket Currencies, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Underlying Basket

General. The Underlying Basket will be established on the Pricing Date and will be calculated by Citigroup Global Markets, as Calculation Agent. The Underlying Basket will represent the equally weighted returns from the Pricing Date through the Valuation Date of four currency exchange rates: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese yuan, each relative to the U.S. dollar. The four Basket Currency Exchange Rates will initially be weighted approximately one-fourth each, as set forth below, based on each currency exchange rate on the Pricing Date, as determined by the Calculation Agent, to achieve a starting value of 100 for the Underlying Basket on that date:

	Initial Percentage	Initial Currency	Basket Composition
Basket Currency	of Basket	Exchange Rate	Ratio

Brazilian Real Currency Exchange Rate	25%
Russian Ruble Currency Exchange Rate	25%
Indian Rupee Currency Exchange Rate	25%
Chinese Yuan Currency Exchange Rate	25%

The value of the Underlying Basket on the Pricing Date will equal 100. The value of the Underlying Basket on any Business Day thereafter, including the Valuation Date, will equal the sum of the products of each Basket Currency Exchange Rate and its corresponding Basket Composition Ratio.

The currency exchange rate for the Brazilian real will equal the Brazilian real/U.S. dollar exchange rate (BRL/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Brazilian real, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” (Bid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date.

Six decimal figures shall be used for the determination of such Brazilian real/U.S. dollar exchange rate.

The currency exchange rate for the Russian ruble will equal the Russian ruble/U.S. dollar exchange rate (RUB/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Russian ruble, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Russian ruble exchange rate that is reported by Reuters on Page “EMTA”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Russian ruble/U.S. dollar exchange rate.

The currency exchange rate for the Indian rupee will equal the Indian rupee/U.S. dollar exchange rate (INR/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Indian rupee, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Indian rupee exchange rate that is reported by Reuters on Page “RBIB”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Indian rupee/U.S. dollar exchange rate.

The currency exchange rate for the Chinese yuan will equal the Chinese yuan/U.S. dollar exchange rate (CNY/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Chinese yuan, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Chinese yuan exchange rate that is reported by Reuters on Page “SAEC”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Chinese yuan/U.S. dollar exchange rate.

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Hypothetical Historical Data on the Underlying Basket

The following table sets forth the hypothetical historical closing values of the Underlying Basket on the last Business Day of each month, commencing in January 2004 and ending in April 2009. Each value was calculated as if the Underlying Basket had been created on January 2, 2004 with a starting value of 100. The Underlying Basket actually will be established on the Pricing Date with a starting value of 100. The hypothetical historical closing values set forth below in the table and the graph have not been reviewed or verified by any independent third party.

Actual historical closing values of each component of the Underlying Basket were used to calculate the hypothetical historical closing values of the Underlying Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the Underlying Basket on the Pricing Date or the future performance of the Underlying Basket. Any hypothetical historical upward or downward trend in the value of the Underlying Basket during any period set forth below is not an indication that the Underlying Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	2004	2005	2006	2007	2008	2009
January	100.61	105.04	110.38	114.31	129.05	105.31
February	100.81	105.51	111.74	114.82	130.85	103.21
March	102.01	104.33	111.34	116.43	130.36	105.57
April	100.68	106.25	112.95	118.69	132.41	108.40
May	98.03	107.15	108.99	121.23	132.39
June	98.54	107.90	111.47	121.26	133.15
July	98.63	107.79	111.13	122.75	134.68
August	99.38	107.86	111.73	120.87	130.44
September	100.24	109.70	111.72	125.33	121.16
October	100.95	108.67	112.93	128.39	114.00
November	103.25	108.80	113.34	127.08	110.40
December	105.00	107.47	114.02	127.90	110.01

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The following graph sets forth the hypothetical historical closing values of the Underlying Basket on each Business Day commencing on January 2, 2004 and ending on May 4, 2009. Hypothetical past movements of the Underlying Basket are not indicative of future closing values.

Hypothetical Historical Underlying Basket Closing Values

The source of the data on each Basket Currency Exchange Rate used to compute the hypothetical historical closing values of the Underlying Basket is Bloomberg.

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Hypothetical Maturity Payments

The Basket Return Amount will depend on the Ending Value of the Underlying Basket. Because the value of the Underlying Basket may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the Underlying Basket on the return on the Notes at maturity. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Value of the Underlying Basket is 100.00, that the Basket Return Amount cannot be less than zero, that the term of the Notes is 2 years, that a Note is held to maturity, and that the Participation Rate is 105%.

As demonstrated by the examples below, if the Basket Return Percentage is 0.00% or less, you will receive an amount at maturity equal to the initial investment of $10. If the Basket Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than the initial investment in the Notes. In such case, due to the hypothetical Participation Rate of 105%, the return on a Note will be approximately 105% of the return on an investment directly linked to the Underlying Basket.

				Total Return
				on the Notes	Per
	Basket	Basket Return	Maturity	for the Entire	Annum
Ending	Return	Amount on	Payment	Term of the	Return on
Value	Percentage	the Notes(1)	per Note(2)	Notes	the Notes(3)
50.00	—50.00%	$0.00	$10.00	0.00%	0.00%
60.00	—40.00%	$0.00	$10.00	0.00%	0.00%
70.00	—30.00%	$0.00	$10.00	0.00%	0.00%
80.00	—20.00%	$0.00	$10.00	0.00%	0.00%
90.00	—10.00%	$0.00	$10.00	0.00%	0.00%
100.00	0.00%	$0.00	$10.00	0.00%	0.00%
110.00	10.00%	$1.05	$11.50	10.50%	5.12%
120.00	20.00%	$2.10	$12.10	21.00%	10.00%
130.00	30.00%	$3.15	$13.15	31.50%	14.67%
140.00	40.00%	$4.20	$14.20	42.00%	19.16%
150.00	50.00%	$5.25	$15.25	52.50%	23.49%

(1)	Basket Return Amount = $10 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be less than zero.
(2)	Maturity Payment = $10 + Basket Return Amount.
(3)	Compounded annually.

The examples are for purposes of illustration only. The actual Basket Return Amount will depend on the actual Starting Value, the Ending Value, the Participation Rate, and other relevant parameters.

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Hypothetical Historical Underlying Basket Return

The following graph sets forth the hypothetical return of the Underlying Basket on each Business Day for the 2-year periods ending from January 2, 2006 through May 4, 2009, created using actual historical data on the components of the Underlying Basket from January 2, 2004 through May 4, 2009, with the value of the Underlying Basket set to 100 at the start each of the 2-year period. Although we have used actual historical data on each of the four currencies comprising the Underlying Basket, the hypothetical returns were generated by the retroactive application of the computation of the Underlying Basket described in “Description of the Underlying Basket” below and do not represent actual returns on the Underlying Basket.

This graph is for purposes of illustration only and is not intended to be indicative of future values of the

Underlying Basket, the potential return of the Underlying Basket, any of its Basket Currencies or what the value of the Notes may be. Any upward or downward trend in the hypothetical returns in any period set forth below is not an indication that the return on the Underlying Basket or the Basket Return Amount on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. The actual Basket Return Amount will depend on the actual Basket Return Percentage which, in turn, will depend on the actual Starting Value and Ending Value of the Underlying Basket. These hypothetical returns, as well as the historical data used to determine the returns, have not been reviewed or verified by any independent third party.

Hypothetical 2-Year Historical Underlying Basket Return

The source of the data on each Basket Currency Exchange Rate used to compute the hypothetical return of the Underlying Basket is Bloomberg.

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Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors who hold the Notes as capital assets. Investors should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the Notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

■	U.S. investors will be required to accrue interest income on the Notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) although they will receive no cash distributions on the Notes until maturity.

■	At maturity or upon a taxable disposition of the Notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted issue price in the Notes. The adjusted issue price of a Note generally is its purchase price increased by any Tax OID previously accrued.

■	Any gain realized upon a sale or disposition of the Notes generally will be treated as ordinary income.

■	Any loss realized by a U.S. holder upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the Notes.

■	Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with a U.S. trade or business of such holder. Further, if such holder does not comply with applicable certification requirements (generally, an IRS form W-8BEN), such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

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Additional Considerations

If no closing value of a Basket Currency Exchange Rate is available on the Valuation Date or on any other relevant Business Day, the Calculation Agent may determine the value of such Basket Currency Exchange Rate in accordance with the procedures set forth in the pricing supplement related to this offering.

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.